UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 5*

AST SpaceMobile, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

00217D100

(CUSIP Number)

Abel Avellan

c/o AST SpaceMobile, Inc.

Midland Intl. Air & Space Port

2901 Enterprise Lane

Midland, Texas 79706

(432) 276-3966

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 4, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00217D100	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abel Avellan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 78,163,078 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 78,163,078
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,163,078 (1) (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00217D100	13D	Page 3 of 4 Pages

(1)	Comprised of (i) 78,163,078 shares of Class A Common Stock of AST SpaceMobile, Inc. (the “Issuer”) that may be issued upon redemption by the Reporting Person of 78,163,078 common units (the “AST Common Units”) of AST & Science LLC (“AST”). In addition, the Reporting Person beneficially owns 78,163,078 shares of Class C Common Stock of the Issuer (the “Class C Common Stock”). Each share of Class A Common Stock carries one vote per share and each share of Class C Common Stock carries ten votes per share and no economic rights. From and after April 6, 2022, the Reporting Person may redeem or exchange one AST Common Unit for one share of Class A Common Stock or, under certain circumstances and at the election of the Issuer, a cash payment based on the value of Class A Common Stock. At the time of any redemption or exchange, the Reporting Person would forfeit an equivalent number of shares of Class C Common Stock to the Issuer. The Reporting Person did not redeem or exchange AST Common Units as of March 6, 2024.

As discussed in Item 2 of this Schedule 13D, the other Stockholder Parties (as defined herein) are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock beneficially held by the other Stockholders Parties.

(2)

The percentage reported in this Schedule 13D are based upon approximately 216,123,797 shares of Class A Common Stock outstanding comprised of (i) 137,960,719 shares of Class A Common Stock outstanding as of March 6, 2024, and (ii) approximately 78,163,078 shares of Class A Common Stock issuable upon the redemption or exchange of the AST Common Units owned by the Reporting Person. This percentage does not represent the Reporting Person’s current voting interest in the Issuer, as the Reporting Person has a 81.5% voting interest in the Issuer by virtue of his ownership of all of the shares of Class C Common Stock of the Issuer.

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the initial Schedule 13D filed by Mr. Abel Avellan with the Securities and Exchange Commission (the “SEC”) on March 11, 2022 (the “Original Filing”), as amended by Amendment No. 4 to Schedule 13D filed by Mr. Avellan with the SEC on January 25, 2024 (“Amendment No. 4”), Amendment No. 3 to Schedule 13D filed by Mr. Avellan with the SEC on July 6, 2023 (“Amendment No. 3”), Amendment No. 2 to Schedule 13D filed by Mr. Avellan with the SEC on May 2, 2023 (“Amendment No. 2”) and Amendment No. 1 to Schedule 13D filed by Mr. Avellan with the SEC on December 13, 2022 (“Amendment No. 1”).

This Amendment No. 5 amends and supplements the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 as specifically set forth herein and is being filed solely due to an increase in the Issuer’s total number of outstanding shares of Class A Common Stock and not as a result of any transactions by the Reporting Person.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed as such terms in the Original Filing. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated to read as follows:

On March 4, 2024, Invesat LLC (“Invesat”) completed a series of transactions (including a Blocker Merger Transaction as defined in the A&R Operating Agreement, the “Transactions”) resulting in the acquisition by Invesat of 10,445,200 shares of Class A Common Stock in exchange for 9,932,541 AST Common Units, 319,033 Incentive Equity Options (as defined in the A&R Operating Agreement) and 200,000 shares of Class A Common Stock previously held by Invesat. As part of the Transactions, 9,932,542 shares of Class B Common Stock previously held by Invesat were transferred to the Issuer and immediately cancelled thereby. The change in the percentage of shares of Class A Common Stock beneficially owned by Mr. Avellan is solely due to the increase in the outstanding shares of Class A Common Stock as a result of the Transactions. Mr. Avellan did not sell any Class A Common Stock or any other securities of the Company in connection with the Transactions.

As a result of the increase in the outstanding shares of Class A Common Stock, the percentage of outstanding shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own was reduced by more than one percent (1%) of the Issuer’s shares of Class A Common Stock outstanding since the filing of Amendment No. 4.

As of the date hereof, the aggregate number and percentage of shares of Class A Common Stock beneficially owned by Mr. Avellan are as follows:

(a) – (b)

●	Amount beneficially owned: 78,163,078

●	Percent of class: 36.2%

●	Number of shares the Reporting Person has:

i.	Sole power to vote or direct the vote: 78,163,078

ii.	Shared power to vote: 0

iii.	Sole power to dispose or direct the disposition of: 78,163,078

iv.	Shared power to dispose or direct the disposition of: 0

The reporting Person may be deemed to beneficially own 78,163,078 shares of Class A Common Stock issuable upon conversion of 78,163,078 AST Common Units held of record by the Reporting Person.

As discussed in Item 2 of the Original Filing, the other Stockholder Parties are not included as reporting persons in the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3 , Amendment No. 4 and this Amendment No. 5, and the Reporting Person expressly disclaims beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

(c) During the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Common Stock.

(d) None.

(e) Not applicable.

CUSIP No. 00217D100	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2024	By:	/s/ Abel Avellan
	Name:	Abel Avellan
	Title:	AST SpaceMobile, Inc.
Chairman and Chief Executive Officer